
Mail Stop 4720

October 11, 2017

Via E-mail
Shang Yan Chuang
Chief Financial Officer
Noah Holdings Limited
No. 1687 Changyang Road
Changyang Valley, Building 2
Shanghai 200090
People's Republic of China

> **Re:** **Noah Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 21, 2017**
> **File No. 001-34936**

Dear Mr. Chuang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services